Athene Annuity and Life Company
Legal Department
7700 Mills Civic Parkway
8A-14g
West Des Moines, IA 50266

Tel: 515-342-4545
Email: cjefferson@athene.com
April 27, 2020

VIA EDGAR and E-mail
Jennifer Hardy, Special Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Athene Annuity and Life Company Post-effective Amendment No. 1 on Registration Statement on Form S-1 (File No. 333-225544)

Dear Ms. Hardy:

This letter responds to the comments we received from you on Monday, April 20, 2020, on the above-referenced Post-effective Amendment. For your convenience each Comment is set forth below, followed by the Company’s response. Changes noted below will be included in a filing submitted under Rule 424(b)(3) after the amendment is declared effective. For your convenience, a pdf showing the proposed revisions is attached to this response letter.

1.	Cares Act Supplement

Comment: In the Required Minimum Distributions Section, please specify what “certain qualified plans” are.

Response: Because IRAs are the only qualified plans or accounts to which the Contract is sold, the phrase “certain qualified plans and” will be deleted.

2.	Contract Risk Factors - Risk of Loss (page 13)

Comment: Significant market events have occurred as a result of the COVID-19 pandemic since the registration statement was filed. Please consider whether the Company’s disclosures, including its risks disclosures, should be revised based on how these events are affecting the indices that the Company uses to calculate its obligations under the Contract. If the Company believes no additional disclosure is necessary, please explain supplementally why not.

Response: Contract Risk Factors currently disclose that, “Amounts allocated to the Index- linked Segment Options will fluctuate in value based on the performance of the Reference Index. You may lose money, including your principal and previously credited Segment Credits. Such losses may be substantial, depending on the performance of the Reference Index and the Index-linked Segment Options to which you allocate your Purchase Payment.”

In addition, disclosure states, “If there is a steep decline in the Reference Index, the risk of loss due to negative Segment Credits is substantially higher on a Buffer Segment Option than a Floor Segment Option where the Buffer Rate and the Floor Rate are identical.” See “Contract Risk Factors - Risk of Loss.”

In addition, “Contract Risk Factors - Risk Associated with Indices” states: “During periods of market stress, the component securities may move in the same direction, causing the index to go up or down rapidly and unpredictably.”

We believe this disclosure adequately informs investors of the potential risk of loss that may result from the type of fluctuations in the values of the Reference Indices that have occurred over the past few months.

3.	Contract Risk Factors - Our Financial Strength and Claims Paying Ability (page 16).

Comment: Given that the Company’s obligations under the Contract are subject to its financial strength and claims paying ability, please consider whether this disclosure should be revised based on how these events could affect the Company’s financial strength and claims paying ability. If the Company believes no additional disclosure is necessary, please explain supplementally why not.

Response: The Company is subject to comprehensive regulation designed to ensure it has sufficient resources to meet its contractual obligations, including requirements that it maintains sufficient levels of reserves to meet actual and expected contract claims. Nonetheless, the risk factor notes that there is no guarantee the Company will always be able to meet its claims paying obligations. Company Risk Factors, which are cross-referenced, set forth various risks that may impact the Company’s financial condition. Among these, is a new risk factor that specifically details how COVID-19 and efforts to slow its spread may impact the Company’s operations, liquidity, cash flows and financial condition. We believe that this disclosure adequately describes the potential impact of COVID-19 on the Company’s Financial condition and claims paying ability.

4.	The Separate Account (pages 16-17)

Comment: In the paragraph that begins, “We own the assets of the Separate Account,” restore the deleted sentence, “We are obligated to pay all money we owe under the Contract.”

Response: The deleted sentence will be restored as requested.

5.	Death Benefit (pages 22-23)

Comment: Please clarify whether new language regarding Qualified Contracts results from a change in federal tax law.

Response: Disclosure elsewhere in the prospectus that describes provisions permitting distribution over the life of the beneficiary explains that the provisions are included only in Non-Qualified Contracts. See “Tax Information - Tax Status of the Contracts - Required Distributions.” The reference to Non-Qualified Contracts was added to the Death Benefits section solely to clarify that the discussion regarding distributions over the life of the beneficiary relates only to such Contracts. It does not reflect any change either in the provisions of the Contract or in federal tax law.

6.	Capital Maintenance Agreement and Guaranty (page 76)

Comment: Please clarify whether the guaranty provided by the Company to its wholly-owned subsidiary AANY is registered with the SEC.

Response: The guaranty is not registered with the SEC.

7.	Signature Page

Comment: Please clarify whether Travis Tweed is the Chief Financial Officer of the Company. See Instruction 1 to Form S-1 Signatures.

Response: Instruction 1 to Signatures of Form S-1 states that the registration statement shall be signed by the registrant’s “principal financial officer and controller or principal accounting officer.” The Company does not have a CFO. Travis Tweed is both the Company’s Controller and Treasurer. He serves as both the Company’s principal accounting officer and principal financial officer. Consequently, he is qualified to sign the registration statement on behalf of the Company in both capacities.

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The Company believes that the supplemental information and revisions described above adequately respond to your comments. If you have any questions regarding this response, please contact me at 515-342-4545.
Thank you for reviewing this correspondence. Sincerely,
/s/ Chris Jefferson

Chris Jefferson
VP & Senior Counsel
Athene Annuity and Life Company

Supplement to Athene® Amplify
Single Purchase Payment Index-Linked Deferred Annuity Contract Supplement dated May 1, 2020

On March 27, Congress passed the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”). Among other provisions, the CARES Act includes temporary relief from certain tax rules applicable to Qualified Contracts.

Required Minimum Distributions. The CARES Act allows participants and beneficiaries in ~~certain qualified plans and~~ IRAs to suspend taking Required Minimum Distributions in 2020, including any initial Required Minimum Distributions for 2019 that would have been due by April 1, 2020. Additionally, the year 2020 will not be counted in measuring the five year post-death distribution period requirement. Any distributions made in 2020 that, but for the CARES Act, would have been a Required Minimum Distribution will instead be eligible for rollover and will not be subject to the 20% mandatory withholding.
Retirement Plan Distribution Relief. Under the CARES Act, an “eligible participant” can withdraw up to a total of $100,000 from certain qualified plans and IRAs without being subject to the 10% additional tax on early distributions. The federal income tax on these distributions can be spread ratably over three years. For these purposes, eligible participants are participants who:

•	have been diagnosed with COVID-19,

•	have spouses or dependents diagnosed with COVID-19, or

•	have experienced adverse financial consequences stemming from COVID-19 as a result of - being quarantined, furloughed or laid off,
- having reduced work hours,
- being unable to work due to lack of child care,
- the closing or reduction of hours of a business owned or operated by the participant, or
- other factors determined by the Treasury Department.

Table of Contents

Act of 1940.

We own the assets of the Separate Account, as well as any favorable investment performance on those assets. We are obligated to pay all money we owe under the Contract. If the assets in the Separate Account are insufficient to pay when due amounts guaranteed under the Contracts, the General Account may fund shortfalls in the Separate Account or guarantee the performance of such obligations by making such payments. Any excess in assets in the Separate Account over the amount which qualifies to be applied against the reserves and other liabilities under the Contract may be transferred to the General Account.

General Account assets support guarantees under the Contract as well as our other general obligations.
General Account assets are not segregated for the benefit of any particular contract or obligation. We guarantee all benefits relating to your value in the Contract, regardless of whether assets supporting it are held in the Separate Account or our General Account. You should look to the financial strength of the Company for its claims-paying ability.

Cybersecurity and Business Continuity Risk
Because our business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is vulnerable to disruptions from utility outages and susceptible to operational and information security risks resulting from information systems failure (e.g. hardware and software malfunctions) and cyberattacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service on our website, attacks on websites and other operational disruption and unauthorized release of confidential customer information. Such systems failures and cyberattacks affecting us, the indices, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your Contract Value. For instance, systems failures and cyberattacks may interfere with our processing of Contract transactions, including the processing of Transfer Requests, impact our ability to calculate Segment Values or Segment Interim Values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines, litigation, and financial losses and/or cause reputational damage. Cybersecurity risks may also impact the underlying securities in which the indices invest, which may cause the indices in your Contract to lose value. There can be no assurance that we, the indices, or our service providers will avoid losses affecting your Contract due to cyberattacks or information security breaches in the future.

Other disruptive events, including but not limited to natural disasters and public health crises may adversely affect our ability to conduct business, including if our employees or employees of service providers are unable to perform their responsibilities as a result of such event. Cybersecurity breaches and other disruptions to our business can interfere with our processing contract transactions, such as the processing of transfers between Segment Options on the Segment End Date, impact our ability to calculate the various components of Contract Value, cause the release of confidential information, or other operational issues.

Uncertainty Regarding Availability of LIBOR
The swap rate used to calculate the Equity Adjustment is based on LIBOR, a widely used interest rate that may become unavailable at the end of 2021. In the event LIBOR becomes unavailable, the Company, at its sole discretion, will select a different swap rate to use in the calculation of the Equity Adjustment. While we expect a smooth transition to the new swap rate, we cannot be certain that the new swap rate will have no impact on the calculation of the Equity Adjustment. For additional background on the potential replacement of LIBOR see ‘Company Risk Factors - Uncertainty Relating to LIBOR.’

5. About the Indices

S&P 500® Price Return Index
The S&P 500® Price Return Index was established by Standard & Poor’s. The S&P 500® Price Return Index includes 500 leading companies in leading industries of the US economy, capturing 75% coverage of U.S.
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